Page 32 of 34 Pages

                                                                    EXHIBIT 99.2

                          Barington Capital Group, L.P.
                               888 Seventh Avenue
                            New York, New York 10019

June 15, 2007

John B. Gerlach, Jr.
Chairman of the Board, Chief Executive
  Officer and President
Lancaster Colony Corporation
37 West Broad Street
Columbus, Ohio 43215

Dear Mr. Gerlach:

As you know, it has been over 14 months since we first met with you and members of your management team to discuss our proposals to improve the profitability and share price performance of Lancaster Colony Corporation, including, among other things, the divestiture of the Company's Automotive and Glassware and Candles segments. Unfortunately, it appears that little progress has been made toward achieving these objectives to date.

We appreciate that since our first meeting the Company has acknowledged the potential benefits of exiting its non-core business segments and announced that it has commenced a process of "exploring a number of strategic alternatives, including potential divestitures, among its non-food businesses." (Lancaster press release, April 28, 2006) Given the decline in the performance of these business segments, such action was long overdue. Based on the Company's public filings, over the course of your tenure as the Chief Executive Officer the operating margin of the Glassware and Candles segment has declined by 22 percentage points - from 24.2% in fiscal 1997 to 2.2% in the most recent trailing twelve month period ended March 31, 2007. Over the same time period, the operating margin of the Automotive segment has declined by over 10 percentage points, from 8.6% in fiscal 1997 to a (1.7%) operating loss during the most recent trailing twelve month period.

In the Company's April 28, 2006 press release, you stated, "After careful review, we felt there may be actions we could undertake aimed at solidifying our focus on the company's best growth opportunities, reducing our capital expenditure needs and lessening our operating volatility." Although more than a year has passed since you issued that statement - a period of time that in our view should have been more than sufficient to accomplish these goals - the Company has failed to announce any significant progress toward these ends. To date, the only accomplishments announced by the Company have been the closure of one industrial glass manufacturing operation and the sale of an automotive accessory business located in Wapakoneta, Ohio: a $26 million business that represents less than 2% of the Company's trailing twelve month revenues.


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                                                             Page 33 of 34 Pages

We are extremely disappointed that this is all the Company has to show for its efforts. In our opinion, such little progress after such an extended period of time has done little, if anything, to benefit Lancaster's public shareholders as the Company's stock continues to languish. As you know, Lancaster's share price performance has consistently lagged behind the Company's peers as well as the market as a whole by a wide margin for some time now, as shown by the table below:

                                              1 Year                3 Years                5 Years                 10 Years
                                       (6/30/06 - 6/12/07)    (6/30/04 - 6/12/07)    (6/30/02 - 6/12/07)     (6/30/97 - 6/12/07)
                                       -------------------    -------------------    -------------------     -------------------
Lancaster Colony Corporation                   5.5%                   0.0%                  16.8%                   29.2%
Dow Jones U.S. Food Producers Index           13.5%                  24.0%                  39.6%                   42.6%
Russell 2000 Index                            13.4%                  38.9%                  77.6%                   107.3%
S&P Midcap 400 Index                          16.3%                  46.4%                  81.8%                   210.4%

Furthermore, management's failure to promptly divest these business segments has prolonged the time that the Company continues to operate under what we believe to be an inefficient "holding company" structure, which has imposed additional corporate level expenses on the Company and its public shareholders.

We believe that the Company's Automotive and Glassware and Candles businesses have not only served as a distraction from the Company's core Specialty Foods business - which has seen its operating margins decline from greater than 20% in fiscal 2001 to 15.4% during the most recent trailing twelve month period to 12.4% in the most recent quarter ended March 31, 2007 - but have also been poorly received by the marketplace, as the Company trades at approximately a 20% discount to the EV/EBITDA multiple enjoyed by its Specialty Foods peer group.(1) Moreover, these two lower-margin businesses have failed to provide any meaningful strategic or synergistic benefits to the Company's core Specialty Foods business. In light of the foregoing, we strongly believe that the prompt disposition of the Automotive and Glassware and Candles businesses is imperative.

In addition, we reiterate our recommendation that while the Company pursues the divestiture of its non-core business segments, its management team should concurrently be taking action to improve the profitability of the Company's Specialty Foods segment, including cost cuts and other initiatives to return this segment to historical levels of profitability with an operating margin of at least 20%.

Finally, we strongly recommend that you take steps to improve Lancaster's capital structure and demonstrate to shareholders that the Company is committed to enhancing shareholder value on a long-term basis. In our opinion, the Company's balance sheet, as it currently stands, is sub-optimal. While we certainly support a conservative capital structure, as the Company's balance sheet is currently debt-free and the cost of debt is significantly less than the cost of equity, we feel that the incurrence of $300 million in debt by the Company in order to finance a self-tender offer (or similar transaction) would create significant value for shareholders, improve the Company's capital structure and re-iterate the Company's dedication to long-term value creation.

----------
(1) Calculation based on the average EV/EBITDA multiple for the most recent trailing twelve month period for the Dow Jones U.S. Food Producers Index


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                                                             Page 34 of 34 Pages

Barington Capital Group, L.P. has been a patient investor in Lancaster because we believe that the Company is significantly undervalued and has the potential to deliver considerably better returns to shareholders. However, we find the Company's plummeting profitably ratios and disappointing share price performance under your leadership over the past ten years to be entirely unacceptable and eroding value for the public shareholders of the Company. We believe that time is now of the essence and hope that you will be taking immediate action to address the issues we have discussed.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda